SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to Be Included in Statements Filed Pursuant to Rules 13d-1 (b), (c) and (d)

Under the Securities Exchange Act of 1934

21Vianet Group, Inc.

(Name of Issuer)

Class A Ordinary Shares, Par Value US$0.00001 Per Share

(Title of Class of Securities)

G91458 102

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name Of Reporting Person Purple Communications Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 16,650,000 ordinary shares[1]
	6	Shared Voting Power 0
	7	Sole Dispositive Power 16,650,000 ordinary shares[1]
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 16,650,000 ordinary shares[1]
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11

Percent of Class Represented by Amount in Row 9

    8.4% of the Class A ordinary shares[2] (or 5.0% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares)

12	Type of Reporting Person CO

[1]

Represents 16,650,000 Class B ordinary shares that are convertible into 16,650,000 Class A ordinary shares at any time at the option of the holder. Mr. Sheng Chen, Mr. Sherman Tuan and Mr. John Milburn are members of the board of directors of Purple Communications Limited and are deemed to have shared voting and dispositive power over the shares held by Purple Communications Limited. Mr. Chen will file a separate Schedule 13G. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, whereas each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

[2]

Based upon 180,993,644 Class A ordinary shares outstanding as of December 31, 2011 and assuming all Class B ordinary shares held by such reporting person are converted into the same number of Class A ordinary shares.

1	Name Of Reporting Person Sherman Tuan
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization The United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 16,650,000 ordinary shares[1]
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 16,650,000 ordinary shares[1]
9	Aggregate Amount Beneficially Owned by Each Reporting Person 16,650,000 ordinary shares[1]
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11

Percent of Class Represented by Amount in Row 9

    8.4% of the Class A ordinary shares[2] (or 5.0% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares)

12	Type of Reporting Person IN

[1]

Represents 16,650,000 Class B ordinary shares that are convertible into 16,650,000 Class A ordinary shares at any time at the option of the holder. Mr. Sheng Chen, Mr. Sherman Tuan and Mr. John Milburn are members of the board of directors of Purple Communications Limited and are deemed to have shared voting and dispositive power over the shares held by Purple Communications Limited.

[2]

Based upon 180,993,644 Class A ordinary shares outstanding as of December 31, 2011 and assuming all Class B ordinary shares held by such reporting person are converted into the same number of Class A ordinary shares.

1	Name Of Reporting Person John Milburn
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization The United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 16,650,000 ordinary shares[1]
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 16,650,000 ordinary shares[1]
9	Aggregate Amount Beneficially Owned by Each Reporting Person 16,650,000 ordinary shares[1]
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11

Percent of Class Represented by Amount in Row 9

    8.4% of the Class A ordinary shares[2] (or 5.0% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares)

12	Type of Reporting Person IN

[1]

Represents 16,650,000 Class B ordinary shares that are convertible into 16,650,000 Class A ordinary shares at any time at the option of the holder. Mr. Sheng Chen, Mr. Sherman Tuan and Mr. John Milburn are members of the board of directors of Purple Communications Limited and are deemed to have shared voting and dispositive power over the shares held by Purple Communications Limited.

[2]

Based upon 180,993,644 Class A ordinary shares outstanding as of December 31, 2011 and assuming all Class B ordinary shares held by such reporting person are converted into the same number of Class A ordinary shares.

Item 1	(a).	Name of Issuer:

21Vianet Group, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

M5, 1 Jiuxianqiao East Road, Chaoyang District, Beijing 100016 The People’s Republic of China

Item 2	(a).	Name of Person Filing:

Purple Communications Limited Sherman Tuan John Milburn

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

For Purple Communications Limited: P.O. Box 309, Ugland House S. Church St., Georgetown Grand Cayman, Cayman Islands

For Sherman Tuan: c/o 4F, No. 41, Lane 76, Rui Guang Rd. Taipei, Taiwan 11419

For John Milburn: c/o 4F, No. 41, Lane 76, Rui Guang Rd. Taipei, Taiwan, 11419

Item 2	(c)	Citizenship:

Purple Communications Limited is a Cayman Islands company. Sherman Tuan is a citizen of the United States of America. John Milburn is a citizen of the United States of America.

Item 2	(d).	Title of Class of Securities:

Class A Ordinary shares, par value $0.00001 per share

Item 2	(e).	CUSIP Number:

Class A ordinary shares: G91458 102

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4.	Ownership:

The following information with respect to the ownership of the ordinary shares of the issuer by the reporting person is provided as of December 31, 2011. The table below is prepared based on 180,993,644 shares of Class A ordinary shares and 154,632,392 shares of Class B ordinary shares outstanding as of December 31, 2011.

For Purple Communications Limited:

Reporting Person: Purple Communications Limited	Class A ordinary shares		Class B ordinary shares		Total ordinary shares on the as-converted basis		Percentage of Aggregate Voting Power(4)

(a) Amount beneficially owned:	16,650,000	(1)	16,650,000		16,650,000	(1)	—

(b) Percent of class:	8.4	%(1) (2)	10.8%		5.0	%(3)	9.6	%(4)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	16,650,000	(1)	16,650,000	(1)	16,650,000	(1)	—

(ii) Shared power to vote or to direct the vote	0		0		0		—

(iii) Sole power to dispose or to direct the disposition of	16,650,000	(1)	16,650,000	(1)	16,650,000	(1)	—

(iv) Shared power to dispose or to direct the disposition of	0		0		0		—

Notes:

(1)	Represents 16,650,000 Class B ordinary shares held by the reporting person that are convertible into 16,650,000 Class A ordinary shares at any time at the option of the reporting person. Pursuant to Rule 13d-3(d)(1), all shares of Class B ordinary shares (which are convertible into shares of Class A ordinary shares) held by the reporting person shall be deemed to be converted for the purposes of (i) determining the aggregate amount of shares of Class A ordinary shares beneficially owned by the reporting person and (ii) calculating the percentages of the Class A ordinary shares owned by such person.
(2)	To derive this percentage, (x) the numerator is 16,650,000, being 16,650,000 Class A ordinary shares that are convertible from the same number of Class B ordinary shares held by the reporting person, and (y) the denominator is the sum of (i) 180,993,644, being the numbers of the Company’s total Class A ordinary shares outstanding as of December 31, 2011 and (ii) 16,650,000, being the number of Class A ordinary shares that the reporting person has the rights to acquire upon conversion of the same number of Class B ordinary shares held by the reporting person.
(3)	To derive this percentage, (x) the numerator is 16,650,000, being 16,650,000 Class A ordinary shares that are convertible from the same number of Class B ordinary shares held by the reporting person, and (y) the denominator is the sum of (i) 180,993,644, being the number of the Company’s total Class A ordinary shares outstanding as of December 31, 2011 and (ii) 154,632,392, being the number of the Company’s total Class B ordinary shares outstanding as of December 31, 2011 that are convertible into the same number of Class A ordinary shares.
(4)	Percentage of aggregate voting power represents voting power of all ordinary shares held by the reporting person with respect to all outstanding shares of our Class A and Class B ordinary shares. Each holder of our Class A ordinary shares is entitled to one vote per Class A ordinary share. Each holder of our Class B ordinary shares is entitled to ten votes per Class B ordinary share.

For Sherman Tuan and John Milburn:

Reporting Person: Sherman Tuan / John Milburn	Class A ordinary shares		Class B ordinary shares		Total ordinary shares on the as-converted basis		Percentage of Aggregate Voting Power(4)

(a) Amount beneficially owned:	16,650,000	(1)	16,650,000		16,650,000	(1)	—

(b) Percent of class:	8.4	%(1) (2)	10.8%		5.0	%(3)	9.6	%(4)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	0		0		0		—

(ii) Shared power to vote or to direct the vote	16,650,000	(1)	16,650,000	(1)	16,650,000	(1)	—

(iii) Sole power to dispose or to direct the disposition of	0		0		0		—

(iv) Shared power to dispose or to direct the disposition of	16,650,000	(1)	16,650,000	(1)	16,650,000	(1)	—

Notes:

(1)	Represents 16,650,000 Class B ordinary shares held by the reporting person that are convertible into 16,650,000 Class A ordinary shares at any time at the option of the reporting person. Pursuant to Rule 13d-3(d)(1), all shares of Class B ordinary shares (which are convertible into shares of Class A ordinary shares) held by the reporting person shall be deemed to be converted for the purposes of (i) determining the aggregate amount of shares of Class A ordinary shares beneficially owned by the reporting person and (ii) calculating the percentages of the Class A ordinary shares owned by such person.
(2)	To derive this percentage, (x) the numerator is 16,650,000, being 16,650,000 Class A ordinary shares that are convertible from the same number of Class B ordinary shares held by the reporting person, and (y) the denominator is the sum of (i) 180,993,644, being the numbers of the Company’s total Class A ordinary shares outstanding as of December 31, 2011 and (ii) 16,650,000, being the number of Class A ordinary shares that the reporting person has the rights to acquire upon conversion of the same number of Class B ordinary shares held by the reporting person.
(3)	To derive this percentage, (x) the numerator is 16,650,000, being 16,650,000 Class A ordinary shares that are convertible from the same number of Class B ordinary shares held by the reporting person, and (y) the denominator is the sum of (i) 180,993,644, being the number of the Company’s total Class A ordinary shares outstanding as of December 31, 2011 and (ii) 154,632,392, being the number of the Company’s total Class B ordinary shares outstanding as of December 31, 2011 that are convertible into the same number of Class A ordinary shares.
(4)	Percentage of aggregate voting power represents voting power of all ordinary shares held by the reporting person with respect to all outstanding shares of our Class A and Class B ordinary shares. Each holder of our Class A ordinary shares is entitled to one vote per Class A ordinary share. Each holder of our Class B ordinary shares is entitled to ten votes per Class B ordinary share.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Controlling Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012

Purple Communications Limited	By:	/s/ Sherman Tuan
Name: Sherman Tuan
Title: Director

Sherman Tuan	By:	/s/ Sherman Tuan
Name: Sherman Tuan

John Milburn	By:	/s/ John Milburn
Name: John Milburn

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement